Exhibit 99.2

Global Ship Lease Reports Results for the Fourth Quarter of 2019
March 5, 2020
LONDON, March 05, 2020 (GLOBE NEWSWIRE) -- Global Ship Lease, Inc. (NYSE:GSL) (the “Company” or “Global Ship Lease”), a containership owner, announced today its unaudited results for the three months and year ended December 31, 2019.
Full Year 2019 and Year to Date 2020 Highlights
- Reported operating revenue of $67.6 million for the fourth quarter 2019. Operating revenue for the year ended December 31, 2019 was $261.1 million.
- Reported net income available to common shareholders of $8.0 million for the fourth quarter 2019. For the year ended December 31, 2019, net income available to common shareholders was $36.8 million.
- Generated $37.7 million of Adjusted EBITDA(3) for the fourth quarter 2019. Adjusted EBITDA for the year ended December 31, 2019 was $157.0 million.
- During the year we raised $365.5 million of secured finance. By December 31, 2019, we had utilized $268.5 million to refinance existing debt and $59.0 million to partially finance the acquisition of ships.
- During the fourth quarter, we raised $50.7 million net proceeds from issuing Class A common shares and $29.6 million net proceeds from issuing 8.00% Senior Unsecured Notes due 2024 (“2024 Notes”). By December 31, 2019, a further $7.7 million net proceeds had been raised under our At The Market (“ATM”) program for the 2024 Notes and a further $0.9 million under our separate ATM program for our 8.75% Series B Preferred Shares (“Series B Preferred Shares”). Proceeds are to be used to facilitate the refinancing of our 9.875% Senior Secured Notes due 2022 (“2022 Notes”) and selective growth.
- During the year, we announced the acquisition of seven containerships, all with charters in place, adding an aggregate of approximately $109.0 million contracted revenue, $55.0 million of expected Adjusted EBITDA, and 21.1 years of contract cover (excluding option periods callable by the charterers). The acquisitions of four of these ships were announced in November 2019.
- In December 2019, following our Annual Mandatory Offer to purchase up to $20.0 million of our 2022 Notes, we purchased and cancelled $17.3 million of these notes on December 10, 2019 at a purchase price of 102%. The remaining $2.7 million of the offer was used to reduce our term loan facility provided by Citibank. On February 10, 2020, we redeemed a further $46.0 million principal amount of the 2022 Notes, at a redemption price equal to 104.938%, reducing the amount outstanding under these notes to $276.7 million.
- Subsequent to the year end, our credit facility that matured on December 31, 2020 was fully refinanced through the utilization of the $38.0 million second tranche of the $268.0 million New Senior Loan, secured by Mary, and an additional facility of $9.0 million which we entered with an international bank, secured by Maira, Nikolas and Newyorker.
- Subsequent to the year end, up to March 4, 2020, a further $19.4 million net proceeds had been raised under the ATM program for the 2024 Notes and a further $3.9 million under the ATM program for the Series B Preferred Shares.
- Subsequent to the year end, up to February 28, 2020, we have agreed short charter extensions for six of our smaller ships: Manet, Maira, Nikolas, Newyorker, Athena, and GSL Valerie. The extensions are all at rates of $9,000 per day and range in duration from a few months to a year.
George Youroukos, Executive Chairman of Global Ship Lease, stated, “2019 was a year of transformation, execution, and profitability for Global Ship Lease. Following the late-2018 merger that saw GSL double its fleet and treble net asset value, the financial and strategic steps that we took throughout the year enabled us to benefit from improving market fundamentals and to enter 2020 stronger and better positioned to seize value-creative opportunities in the market. By acquiring low-slot-cost ships at attractive valuations, and securing prompt employment with top-tier counterparties, we have secured excellent risk-adjusted returns and substantially improved our cash flow generation while minimizing residual value risk.”
“Our contracted revenues of $767 million and TEU-weighted average forward contract cover of 2.5 years give us considerable comfort to overcome any short to medium-term demand turbulence caused by market disruption events such as coronavirus. Looking forward, our high-quality fleet of mid-sized and smaller containerships will continue to benefit from its concentration in size segments where supply is set to contract in the coming years, while also being a good fit for the container trades with the strongest fundamentals. With a financial foundation that continues to grow stronger as we reduce our cost of debt, a proven ability to execute our growth strategy, and a successful track record as a platform for opportunistic growth, we believe that Global Ship Lease is well placed to create significant shareholder value for the long term.”
Ian Webber, Chief Executive Officer of Global Ship Lease, commented, “Our improved cashflow generation and profitability have opened a number of avenues for Global Ship Lease to pursue a materially reduced cost of debt. Having successfully issued both public debt and equity in 2019, and refinanced all of our near-term debt maturities, we have made good progress in our efforts to diversify our balance sheet and improve our credit quality as we look to refinance our 2022 Notes. By continuing to reduce our cost of debt and strengthen our balance sheet, we are seizing a critical advantage in a highly competitive market where unique, countercyclical opportunities exist for those few players who have consistent access to attractively priced capital.”

SELECTED FINANCIAL DATA – UNAUDITED
(thousands of U.S. dollars)
	Three months ended Dec 31, 2019	Three months ended Dec 31, 2018	Year ended Dec 31, 2019	Year ended Dec 31, 2018
Operating Revenue (1)	67,554	50,021	261,102	157,097
Operating Income/(Loss)	27,345	(56,205)	111,567	(10,260)
Net Income/(Loss) (2)	7,961	(72,503)	36,757	(60,426)
Adjusted EBITDA (3)	37,734	26,577	156,956	97,241
Normalized Net Income (3)	8,307	1,698	37,103	13,775

The results for the three months and year ended December 31, 2019 include the results of the 19 Poseidon Containers containerships acquired on November 15, 2018 (the “Poseidon Containers Fleet”).
(1) Operating Revenue is net of address commissions which represent a discount provided directly to a charterer based on a fixed percentage of the agreed upon charter rate. Brokerage commissions are included in Time charter and voyage expenses.
(2) Net Income available to common shareholders.
(3) Adjusted EBITDA and Normalized Net Income are non-US GAAP measures which we consider to be a useful measure of our performance. A reconciliation of these non-GAAP measure to net income, the most directly comparable US GAAP financial measure, is provided below.
Following the Poseidon Transaction, minor reclassifications of expenses and balance sheet items have been made.
Revenue and Utilization
Our fleet of 43 ships as of December 31, 2019, including GSL Christel Elizabeth and Verdi, which were delivered to us on December 12, 2019, generated revenue from fixed rate time-charters of $67.6 million in the three months ended December 31, 2019, up $17.5 million (or 35.1%) on revenue of $50.0 million for the comparative period in 2018. There were 3,804 ownership days in the fourth quarter 2019, an increase of 43.2% compared to 2,656 in the fourth quarter 2018, due to the purchase of the Poseidon Containers Fleet in November 2018 and the acquisition of five additional ships during 2019, GSL Eleni, GSL Grania, GSL Kalliopi, GSL Christel Elizabeth and Verdi. The increase in revenue for the three months ended December 31, 2019, is principally due to the additional ownership days, offset by reduced revenue from CMA CGM Utrillo and GSL La Tour on legacy charter renewals at lower rates and increased offhire and idle days. The 195 days of offhire for dry-dockings in the fourth quarter 2019 were for five regulatory dry-dockings, two of which remained in progress at December 31, 2019, with extended completion times due to congestion in shipyards. With 114 days idle time for CMA CGM Matisse and ballast time for CMA CGM Manet and Dolphin II prior to their delivery to their new charterers and 75 days of unplanned offhire, including 45 days for repairs to the stern tube of one ship, utilization for the fourth quarter was 89.9%. In the comparative period of 2018, there were seven days of unplanned offhire and 30 idle days for one ship, which was between charters, for overall utilization of 98.6%.
For the year ended December 31, 2019, revenue was $261.1 million, up $104.0 million (or 66.2%) on revenue of $157.1 million in 2018, mainly due to additional ships as ownership days at 14,326 were up 86.7% on 7,675 in 2018, offset by increased offhire and idle days.
The table below shows fleet utilization for the three months ended December 31, 2019 and 2018, and for the years ended December 31, 2019, 2018, 2017, 2016 and 2015.
	Three months ended		Year ended
	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
Days	2019	2018	2019	2018	2017	2016	2015
Ownership days	3,804	2,656	14,326	7,675	6,570	6,588	6,893
Planned offhire - dry-dockings	(195)	0	(537)	(34)	(62)	(100)	(9)
Unplanned offhire	(75)	(7)	(105)	(17)	(40)	(3)	(7)
Idle time	(114)	(30)	(164)	(47)	0	0	(13)
Operating days	3,420	2,619	13,520	7,577	6,468	6,485	6,864
Utilization	89.9%	98.6%	94.4%	98.7%	98.4%	98.4%	99.6%

Vessel Operating Expenses
Vessel operating expenses, which include costs of crew, lubricating oil, repairs, maintenance, insurance and technical management fees, were $24.5 million for the three months ended December 31, 2019, compared to $18.1 million in the prior year period. The increase was due to 1,148 (up 43.2%) additional ownership days as a result of the acquisition of the Poseidon Containers Fleet and the additions of five ships. The average cost per ownership day in the quarter was $6,436, compared to $6,818 for the prior year period, down $382 per day, or 5.6%.
For the year ended December 31, 2019, vessel operating expenses were $87.8 million, or an average of $6,128 per day, compared to $49.3 million in the comparative period, or $6,420 per day, a reduction of 4.6%.
Time Charter and Voyage Expenses
Time charter and voyage expenses comprise mainly commission paid to ship brokers, the cost of bunker fuel for owner’s account when a ship is offhire or idle, and miscellaneous costs associated with a ship’s voyage. Time charter and voyage expenses were $3.0 million for the three months ended December 31, 2019, compared to $1.0 million in the prior year period. The increase was mainly due to the addition of the Poseidon Containers Fleet, all of which incur such commission, compared to our legacy ships, where commission is paid only for those which have completed their initial charters to CMA CGM and which have been employed on a new charter obtained with the assistance of brokers.
For the year ended December 31, 2019, time charter and voyage expenses were $9.0 million, compared to $1.6 million in the comparative period.
Depreciation and Amortization
Depreciation and amortization for the three-month period ended December 31, 2019 was $11.0 million, compared to $10.8 million in the fourth quarter of 2018. The increase was mainly due to the addition of the Poseidon Containers Fleet, and five additional ships during 2019, offset by the effect of lower book values for a number of ships following an impairment charge in December 2018 as well as a change in estimated scrap value per LWT with effect from January 1, 2019 from $250 to $400.
Depreciation and amortization for the year ended December 31, 2019 was $43.9 million, compared to $35.5 million in the comparative period, with the increase being due to the reasons noted above.
Impairment
The Company’s accounting policies require that tangible fixed assets, such as vessels, are reviewed for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable.
Whilst charter rates in the spot market and asset values saw overall improvements through 2019, taking into account the seasonal as well as cyclical nature of the container shipping industry, the recovery was not considered to have been sufficiently sustained not to undertake a review for impairment of vessel groups where the carrying value as at December 31, 2019 might not be recoverable. Consequently, the Company performed an impairment analysis (step one) to estimate the future undiscounted cash flows for each of the relevant vessel groups. The assessment concluded that no impairment of vessels existed as of December 31, 2019, as the undiscounted projected net operating cash flows exceeded the carrying values. Step two of the impairment analysis was not required.
The impairment review for fourth quarter of 2018, gave rise to a non-cash charge of $71.8 million, as the sum of the expected undiscounted future cash flows from three vessels over their estimated remaining useful lives was less than the carrying amounts. The impairment charge was equal to the amount by which the vessels’ carrying amounts exceed their fair values. Fair value was assessed, on a vessel by vessel basis, at third party broker assessed charter attached valuations.
General and Administrative Expenses
General and administrative expenses were $1.7 million in the three months ended December 31, 2019, compared to $4.6 million in the fourth quarter of 2018. The decrease was mainly due to retention and severance costs of $2.0 million and other costs associated with the Poseidon Transaction incurred in fourth quarter 2018.
For the year ended December 31, 2019, general and administrative expenses were $8.8 million, including $1.7 million non-cash expense for stock-based compensation, compared to $9.2 million in 2018, which included $0.1 million non-cash expense for stock-based compensation. The average cost per ownership day was $615 for the year ended December 31, 2019, compared to $1,201 per day for the year ended December 31, 2018.
Adjusted EBITDA
As a result of the above, Adjusted EBITDA was $37.7 million for the three months ended December 31, 2019, up from $26.6 million for the three months ended December 31, 2018, with the increase being mainly due to the addition of the Poseidon Containers Fleet on November 15, 2018 and the acquisition of five additional ships during the year.
Adjusted EBITDA for the year ended December 31, 2019 was $157.0 million, compared to $97.2 million for the comparative period, with the increase being due to the reasons noted above.
Interest and Other Finance Expenses and Interest Income
Debt as at December 31, 2019 totaled $912.8 million, comprising $322.7 million of indebtedness under our 2022 Notes, $12.1 million of indebtedness under the Citi secured term loan, both cross collateralized by 18 ships in the legacy GSL fleet, $538.3 million of bank debt collateralized by the rest of the fleet and $39.8 million of indebtedness under our 2024 Notes. Three vessels were unencumbered as at December 31, 2019.
Debt at December 31, 2018 totaled $889.3 million.
Interest and other finance expenses for the three months ended December 31, 2019 were $18.5 million, an increase of $2.3 million, or 14.4%, on the interest and other finance expenses for the prior year period of $16.2 million, due to the assumption of debt associated with the Poseidon Transaction and the issuance of our 2024 Notes.

For the year ended December 31, 2019, interest and other finance expenses were $75.0 million, compared to $48.7 million for the year ended December 31, 2018, with the increase mainly for the reason noted above. Weighted average interest rate for the year ended December 31, 2019 was 6.8%, compared to 7.7% for the year ended December 31, 2018.
Interest income for the three months ended December 31, 2019 was $0.6 million, compared to $0.4 million for the three months ended December 31, 2018.
Interest income for the year ended December 31, 2019 was $1.8 million, compared to $1.4 million for the year ended December 31, 2018.
Other Income/(Expenses), net
Other income/(expenses), net is mainly comprised of gains/losses in bunkers following deliveries and redeliveries of ships from charterers and passenger income. Other expenses, net was $0.6 million in the three months ended December 31, 2019, compared to $0.2 million of other income, net in the prior year period.
Other income, net was $1.5 million in the year ended December 31, 2019, compared to $0.2 million in the prior year; the increase was mainly due to the addition of the Poseidon Fleet.
Taxation
Taxation for the three months ended December 31, 2019 was a debit of $43,000, compared to a credit of $4,000 in the prior year period.
Taxation for the year ended December 31, 2019 was a charge of $3,000, compared to a charge of $55,000 in the prior year.
Earnings Allocated to Preferred Shares
The Series B Preferred Shares, carry a dividend of 8.75%, the cost of which for the three months ended December 31, 2019 was $0.8 million, the same as in the comparative period. The cost was $3.1 million in the year ended December 31, 2019, the same as in the comparative period.
Net Income / (Loss) Available to Common Shareholders
Net income available to common shareholders for the three months ended December 31, 2019 was $8.0 million, compared to a loss of $72.5 million in the fourth quarter of 2018 after the non-cash impairment charge of $71.8 million.
Normalized net income for the three months ended December 31, 2019 was $8.3 million, adjusting for the premium paid on redemption of our 2022 Notes and was $1.7 million for the three months ended December 31, 2018, adjusting for a non-cash impairment charge, costs associated with the Poseidon Transaction, and premium paid on redemption of our 2022 Notes.
Net income available to common shareholders was $36.8 million for the year ended December 31, 2019, compared to $60.4 million loss in the prior year, after the non-cash impairment charge of $71.8 million.
Normalized net income for the year ended December 31, 2019 was $37.1 million and was $13.8 million for the year ended December 31, 2018.
Issuance of Class A common shares and 8.00% Senior Unsecured Notes due 2024
On October 1, 2019, we closed our upsized underwritten public offering of 7,613,788 Class A common shares, at a public offering price of $7.25 per share, for gross proceeds of approximately $55.2 million. This includes the exercise in full by the underwriter of its option to purchase additional shares. The net proceeds, after underwriting discounts, commissions and expenses, were $50.7 million and were to be used for general corporate purposes including the acquisition of containerships or the prepayment of debt.
In November, we closed on our underwritten public offering of 2024 Notes, issuing $31.6 million principal amount of the 2024 Notes, including the exercise in full by the underwriters of their option to purchase additional notes, for net proceeds of $29.6 million, after the payment of underwriting discounts, commissions and offering expenses. Use of the net proceeds of the 2024 Notes offering was to repay a portion of our 2022 Notes. In connection with the 2024 Notes, we entered into an “At Market Issuance Sales Agreement” with B. Riley, FBR. (the “Agent”) under which the Agent may, in accordance with our instructions, offer and sell from time to time new 2024 Notes. In 2019, we issued 325,593 2024 Notes under this program, for net proceeds of $7.7 million.
In December, 2019, we entered into a similar agreement with the Agent under which the Agent may, in accordance with our instructions, offer and sell from time to time, depositary shares, each of which represents 1/100th of one share of our Series B Preferred Shares. In 2019, we issued 428 Series B Preferred Shares for net proceeds of $0.9 million.
Subsequent to the year end, up to March 4, 2020, a further $19.4 million net proceeds had been raised under the ATM program for the 2024 Notes and a further $3.9 million under the ATM program for the Series B Preferred Shares.

Fleet
The following table provides information about our fleet of 45 ships, of which 43 were owned as at December 31, 2019. One ship was delivered in January 2020 and the final ship was delivered in February 2020. The table includes charters agreed up to February 28, 2020.
Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer	Earliest Charter Expiry Date	Latest Charter Expiry Date	Daily Charter Rate $
CMA CGM Thalassa	11,040	38,577	2008	CMA CGM	4Q25	1Q26	47,200
UASC Al Khor(1)	9,115	31,764	2015	Hapag-Lloyd	1Q22	2Q22	34,000
Anthea Y(1)	9,115	31,890	2015	COSCO	2Q20	3Q20	39,200
Maira XL(1)	9,115	31,820	2015	COSCO	2Q20	3Q20	39,200
MSC Tianjin	8,667	34,325	2005	MSC	2Q24	3Q24(2)	—(2)
MSC Qingdao	8,667	34,305	2004	MSC	2Q24	3Q24(2)	—(2)
GSL Ningbo	8,667	34,3403	2004	Maersk	3Q20	4Q20	18,000
GSL Eleni	7,847	29,261	2004	Maersk	3Q24	4Q24(3)	—(3)
GSL Kalliopi	7,847	29,105	2004	Maersk	4Q22	4Q24(3)	—(3)
GSL Grania	7,847	29,190	2004	Maersk	3Q22	4Q24(3)	—(3)
Mary(1)	6,927	23,424	2013	CMA CGM	3Q23	4Q23	25,910
Kristina(1)	6,927	23,421	2013	CMA CGM	2Q24	3Q24	25,910
Katherine(1)	6,927	23,403	2013	CMA CGM	1Q24	2Q24	25,910
Alexandra(1)	6,927	23,348	2013	CMA CGM	1Q24	2Q24	25,910
Alexis	6,882	23,919	2015	CMA CGM	1Q24	2Q24	25,910
Olivia I	6,882	23,864	2015	CMA CGM	1Q24	2Q24	25,910
New Purchase One	6,422	27,954	2002	Confidential	1Q20	2Q20	—(4)
New Purchase Two	6,422	28.070	2002	Confidential	2Q20	4Q20	—(4)
CMA CGM Berlioz	6,621	26,776	2001	CMA CGM	2Q21	4Q21	34,000
Agios Dimitrios	6,572	24,746	2011	MSC	4Q23	1Q24	20,000
Verdi	6,080	23,737	2004	Confidential	2Q24	1Q25	—(5)
GSL Christel Elisabeth	6,080	23,745	2004	Confidential	2Q24	1Q25	—(5)
Tasman	5,936	25,010	2000	Maersk	1Q22	3Q23(5)	12,500(6)
Dimitris Y	5,936	25,010	2000	ZIM	2Q21	3Q21	14,500
Ian H	5,936	25,128	2000	ZIM	2Q21	2Q21	14,500
Dolphin II	5,095	20,596	2007	Feedertech	3Q20	4Q20	12,500
Orca I	5,095	20,633	2006	Maersk	2Q20(6)	2Q21(6)	9,000(7)
CMA CGM Alcazar	5,089	20,087	2007	CMA CGM	4Q20	2Q21	33,750
CMA CGM Château d’If	5,089	19.994	2007	CMA CGM	4Q20	2Q21	33,750
CMA CGM Jamaica	4,298	17,272	2006	CMA CGM	3Q22	1Q23	25,350
CMA CGM Sambhar	4,045	17,429	2006	CMA CGM	3Q22	1Q23	25,350
CMA CGM America	4,045	17,428	2006	CMA CGM	3Q22	1Q23	25,350
GSL Valerie	2,824	11,971	2005	MSC	3Q20	3Q20	9,000
Athena	2,762	13,538	2003	MSC	1Q21	1Q21	9,000
Maira	2,506	11,453	2000	MSC	3Q20	3Q20	8,250(8)
Nikolas	2,506	11,370	2000	MSC	3Q20	3Q20	9,000
Newyorker	2,506	11,463	2001	MSC	4Q20	1Q21	9,000
GSL La Tour	2,272	11,742	2001	MSC	4Q20	4Q20	8,800
Manet	2,272	11,727	2001	COSCO	2Q20	2Q20	9,900
GSL Matisse	2,262	11,676	1999	—	—	—	—
Utrillo	2,262	11,676	1999	CMA CGM	1Q20	1Q20	8,500
GSL Keta	2,207	11,731	2003	OOCL	1Q20	1Q20	9,400
GSL Julie	2,207	11,731	2002	CMA CGM	1Q20	2Q20	8,500
Kumasi	2,207	11,791	2002	CMA CGM	4Q20	1Q21	9,800
Marie Delmas	2,207	11,731	2002	CMA CGM	4Q20	1Q21	9,800

(1) Modern design, high reefer capacity fuel efficient vessels
(2) Five-year charters which commenced 2Q2019 and are expected to generate Adjusted EBITDA of approximately $25.6 million per ship for the median period.
(3) GSL Eleni delivered 3Q2019 and is chartered for five years; GSL Kalliopi (delivered 4Q2019) and GSL Grania (delivered 3Q2019) are chartered for three years plus two successive periods of one year at the option of the charterer. Aggregate Adjusted EBITDA of $32.0 million expected to be generated for the median firm periods, increasing to $47.0 million if all options are exercised.
(4) New Purchase One was delivered in late January 2020 and New Purchase Two was delivered in February 2020. The ships are expected to generate aggregate Adjusted EBITDA of approximately $2.1 million for the median periods of their initial charters.
(5) 52 – 60 months charters, expected to generate Adjusted EBITDA of approximately $10.5 million per ship for the median period.
(6) 12-month extension at charterer’s option callable in 2Q2022, at an increased rate of $20,000 per day.
(7) 12-month extension at charterer’s option callable in 2Q2020, at an increased rate of$10,000 per day;
(8) Rate increases to $9,000 per day from April 1, 2020;

Conference Call and Webcast
Global Ship Lease will hold a conference call to discuss the Company’s results for the three months ended December 31, 2019 today, Thursday March 5, 2019 at 10:30 a.m. Eastern Time. There are two ways to access the conference call:
(1)	Dial-in: (877) 445-2556 or (908) 982-4670; Passcode: 9278676
Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.
(2)	Live Internet webcast and slide presentation: http://www.globalshiplease.com
If you are unable to participate at this time, a replay of the call will be available through Saturday, March 21, 2020 at (855) 859-2056 or (404) 537-3406. Enter the code 9278676 to access the audio replay. The webcast will also be archived on the Company’s website: http://www.globalshiplease.com.
Annual Report on Form 20-F
The Company’s Annual Report for 2018 is on file with the Securities and Exchange Commission. A copy of the report can be found under the Investor Relations section (Annual Reports) of the Company’s website at http://www.globalshiplease.com Shareholders may request a hard copy of the audited financial statements free of charge by contacting the Company at info@globalshiplease.com or by writing to Global Ship Lease, Inc, care of Global Ship Lease Services Limited, Portland House, Stag Place, London SW1E 5RS or by telephoning +44 (0) 207 869 8806.
About Global Ship Lease
Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. On November 15, 2018, it completed a strategic combination with Poseidon Containers.
Including the two Post-Panamax containerships delivered in early 2020, Global Ship Lease owns 45 ships, ranging from 2,207 to 11,040 TEU, of which nine are fuel efficient new-design wide beam, with a total capacity of 249,160 TEU and an average age, weighted by TEU capacity, of 12.8 years as at December 31, 2019.
Adjusted to include all charters agreed up to February 28, 2020, the average remaining term of the Company’s charters at December 31, 2019, to the mid-point of redelivery, including options under the Company’s control, was 2.5 years on a TEU-weighted basis. Contracted revenue on the same basis was $767 million. Contracted revenue was $852 million, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 2.8 years.
Reconciliation of Non-U.S. GAAP Financial Measures
A. Adjusted EBITDA
Adjusted EBITDA represents net income available to common shareholders before interest income and expense, income taxes, depreciation and amortization and earnings allocated to preferred shares. Adjusted EBITDA is a non-US GAAP quantitative measure used to assist in the assessment of the Company’s ability to generate cash from its operations. The Company believes that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA is not defined in US GAAP and should not be considered to be an alternate to Net income or any other financial metric required by such accounting principles.
Adjusted EBITDA is presented herein on a forward-looking basis in certain instances. The Company has not provided a reconciliation of any such forward looking non-US GAAP financial measure to the most directly comparable US GAAP measure because such US GAAP financial measures on a forward-looking basis are not available to the Company without unreasonable effort.
ADJUSTED EBITDA - UNAUDITED
(thousands of U.S. dollars)
	Three months ended Dec 31,	Three months ended Dec 31,	Year ended Dec 31,	Year ended Dec 31,
	2019	2018	2019	2018
Net income (loss) available to common shareholders	7,961	(72,503)	36,757	(60,426)
Adjust: Depreciation and amortization	11,028	10,752	43,912	35,455
Impairment	-	71,834	-	71,834
Interest income	(593)	(441)	(1,791)	(1,425)
Interest expense	18,510	16,174	74,994	48,686
Earnings allocated to preferred shares	785	765	3,081	3,062
Income taxes	43	(4)	3	55
Adjusted EBITDA	37,734	26,577	156,956	97,241

B.          Normalized net income
Normalized net income represents net income (loss) adjusted for the premium paid on redemption of 2022 notes, impairment charges and the staff retention and severance costs associated with the Poseidon Transaction. Normalized net income is a non-GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net loss for items that do not affect operating performance or operating cash generated. Normalized net income is not defined in US GAAP and should not be considered to be an alternate to net income or any other financial metric required by such accounting principles. Our use of Normalized net income may vary from the use of similarly titled measures by others in our industry.
NORMALIZED NET INCOME - UNAUDITED
(thousands of U.S. dollars)
	Three months ended Dec 31,	Three months ended Dec 31,	Year Ended Dec 31,	Year ended Dec 31,
	2019	2018	2019	2018
Net income (loss) available to common shareholders	7,961	(72,503)	36,757	(60,426)
Adjust: Impairment charges	-	71,834	-	71,834
Staff retention and severance costs associated with the Poseidon transaction	-	1,967	-	1,967
Premium paid on redemption of 2022 Notes	346	400	346	400
Normalized net income	8,307	1,698	37,103	13,775

Safe Harbor Statement
This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease’s current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.
The risks and uncertainties include, but are not limited to:
•	future operating or financial results;
•	expectations regarding the future growth of the container shipping industry, including the rates of annual demand and supply growth;
•	the financial condition of our charterers, particularly CMA CGM, our principal charterer and main source of operating revenue, and their ability to pay charter hire in accordance with the charters;
•
Global Ship Lease’s financial condition and liquidity, including its level of indebtedness or ability to obtain additional financing to fund capital expenditures, ship acquisitions and other general corporate purposes;

•	Global Ship Lease’s ability to meet its financial covenants and repay its credit facilities;
•
Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments including the availability of cash and the impact of constraints under its credit facility;

•	risks relating to the acquisition of Poseidon Containers and Global Ship Lease’s ability to realize the anticipated benefits of the acquisition;
•	future acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of offhire days, drydocking and survey requirements and insurance costs;
•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;
•	assumptions regarding interest rates and inflation;
•	changes in the rate of growth of global and various regional economies;
•	risks incidental to ship operation, including piracy, discharge of pollutants and ship accidents and damage including total or constructive total loss;
•	estimated future capital expenditures needed to preserve its capital base;
•	Global Ship Lease’s expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;
•	Global Ship Lease’s continued ability to enter into or renew long-term, fixed-rate charters or other ship employment arrangements;
•	the continued performance of existing long-term, fixed-rate time charters;
•	Global Ship Lease’s ability to capitalize on its management’s and board of directors’ relationships and reputations in the containership industry to its advantage;
•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;
•	expectations about the availability of insurance on commercially reasonable terms;
•	unanticipated changes in laws and regulations including taxation;
•	potential liability from future litigation
Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease’s filings with the U.S Securities and Exchange Commission (the “SEC”). Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Global Ship Lease, Inc.
Interim Unaudited Consolidated Balance Sheets
(Expressed in thousands of U.S dollars)
ASSETS CURRENT ASSETS	As of, December 31, 2019	December 31, 2018
Cash and cash equivalents	$138,024	$82,059
Restricted cash	3,909	2,186
Accounts receivable, net	2,350	1,927
Inventories	5,595	5,769
Prepaid expenses and other current assets	8,132	6,214
Due from related parties	3,860	817
Total current assets	$161,870	$98,972
NON - CURRENT ASSETS
Vessels in operation	$1,155,586	$1,112,766
Advances for vessels acquisitions and other additions	10,791	-
Other fixed assets	-	5
Intangible assets - charter agreements	1,467	5,400
Deferred charges, net	16,408	9,569
Other non - current assets	-	948
Restricted cash, net of current portion	5,703	5,827
Total non - current assets	1,189,955	1,134,515
TOTAL ASSETS	$1,351,825	$1,233,487
LIABILITIES AND SHAREHOLDERS’ EQUITY CURRENT LIABILITIES
Accounts payable	$9,052	$9,586
Accrued liabilities	22,916	15,407
Current portion of long - term debt	87,532	64,088
Deferred revenue	9,987	3,118
Due to related parties	109	3,317
Total current liabilities	$129,596	$95,516
LONG-TERM LIABILITIES
Long - term debt, net of current portion and deferred financing costs	$809,357	$813,130
Intangible liability-charter agreements	6,470	8,470
Deferred tax liability	-	9
Total non - current liabilities	815,827	821,609
Total liabilities	945,423	917,125
Commitments and Contingencies
SHAREHOLDERS’ EQUITY
Class A common shares - authorized 214,000,000 shares with a $0.01 par value 17,556,738 shares issued and outstanding (2018 – 9,017,205 shares)	175	90
Class B common shares - authorized 20,000,000 shares with a $0.01 par value nil shares issued and outstanding (2018 – 925,745 shares)	-	9
Series B Preferred Shares - authorized 44,000 shares with a $0.01 par value 14,428 shares issued and outstanding (2018 – 14,000 shares)	-	-
Series C Preferred Shares - authorized 250,000 shares with a $0.01 par value 250,000 shares issued and outstanding (2018 - 250,000 shares)	3	3
Additional paid in capital	565,586	512,379
Accumulated deficit	(159,362)	(196,119)
Total shareholders’ equity	406,402	316,362
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,351,825	1,233,487

Global Ship Lease, Inc.
Interim Unaudited Consolidated Statements of Operations
(Expressed in thousands of U.S dollars except share data)
	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018
OPERATING REVENUES
Time charter revenue	$26,780	$16,667	$107,441	$30,890
Time charter revenue - related parties	40,774	33,354	153,661	126,207
	67,554	50,021	261,102	157,097
OPERATING EXPENSES:
Vessels operating expenses	21,609	17,170	77,906	47,584
Vessels operating expenses-related parties	2,874	938	9,880	1,689
Time charter and voyage expenses	2,449	739	7,177	1,352
Time charter and voyage expenses-related parties	517	222	1,845	222
Depreciation and amortization	11,028	10,752	43,912	35,455
Impairment of vessels	-	71,834	-	71,834
General and administrative expenses	1,732	4,571	8,815	9,221
Operating Income / (Loss)	27,345	(56,205)	111,567	(10,260)

NON OPERATING INCOME/(EXPENSES)
Interest income	593	441	1,791	1,425
Interest and other finance expenses	(18,510)	(16,174)	(74,994)	(48,686)
Other income/(expenses), net	(639)	196	1,477	212
Total non operating expenses	(18,556)	(15,537)	(71,726)	(47,049)
Income / (Loss) before income taxes	8,789	(71,742)	39,841	(57,309)
Income taxes	(43)	4	(3)	(55)
Net Income / (Loss)	8,746	(71,738)	39,838	(57,364)
Earnings allocated to Series B Preferred Shares	(785)	(765)	(3,081)	(3,062)
Net Income / (Loss) available to Common Shareholders	$7,961	$(72,503)	$36,757	$(60,426)
Earnings / (Loss) per Share

Weighted average number of Class A common shares outstanding
Basic	17,556,738	7,613,495	11,859,506	6,514,391
Diluted	17,630,765	7,613,495	11,906,906	6,514,391
Net Gain / (Loss) per Class A common share				$
Basic	0.26	(5.09)	1.48	(7.42)
Diluted	0.26	(5.09)	1.48	(7.42)
Weighted average number of Class B common shares outstanding	nil	925,745	nil	925,745
Basic and diluted
Net Gain per Class B common shares	$ n/a	nil	n/a	nil
Basic and diluted	n/a	nil	n/a	nil

Global Ship Lease, Inc.
Interim Unaudited Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

	Three months ended December 31,		Year ended December 31,
Cash flows from operating activities:	2019	2018	2019	2018
Net income / (Loss)	$8,746	$(71,738)	$39,838	$(57,364)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	$11,028	$10,752	$43,912	$35,455
Vessel Impairment	-	71,834	-	71,834
Amortization of deferred financing costs	864	1,498	3,108	4,629
Amortization of original issue discount/premium on repurchase of notes	533	605	1,140	1,207
Amortization of intangible liability/asset-charter agreements	497	24	1,933	(1,305)
Share based compensation	429	(86)	1,717	50
Changes in operating assets and liabilities:
(Increase)/decrease in accounts receivable and other assets	$(1,151)	$7,361	$(1,393)	$5,019
(Increase)/decrease in inventories	(282)	331	174	(2,250)
(Decrease)/increase in accounts payable and other liabilities	(4,528)	(15,252)	2,284	(9,117)
Increase/(decrease) in related parties’ balances, net	626	(22)	(6,251)	(625)
Increase in deferred revenue	3,152	972	6,869	214
Unrealized foreign exchange loss/(gain)	61	(9)	50	(5)
Net cash provided by operating activities	$19,975	$6,270	$93,381	$47,742
Cash flows from investing activities:
Acquisition of vessels	$(39,500)	$-	$(72,997)	$(11,436)
Cash paid for vessel expenditure	(24)	(89)	(9,528)	(239)
Advances for vessel acquisitions and other additions	(3,281)	-	(9,184)	-
Net proceeds from sale of vessels	-	14,504	-	14,504
Cash paid for drydockings	(4,208)	(532)	(7,390)	(2,636)
Cash acquired in Poseidon Transaction, net of capitalized expenses	(826)	24,037	(826)	24,037
Net cash (used in)/provided by investing activities	$(47,839)	$37,920	$(99,925)	$24,230
Cash flows from financing activities:
Proceeds from issuance of 2024 Notes	$39,765	$-	$39,765	$-
Repurchase of 2022 Notes, including premium	(17,623)	(20,400)	(17,623)	(20,400)
Proceeds from drawdown of credit facilities	34,000	-	327,500	8,125
Repayment of credit facilities	(25,686)	(27,771)	(63,505)	(37,771)
Repayment of refinanced debt	-	-	(262,810)	-
Deferred financing costs paid	(3,692)	(246)	(7,904)	(2,058)
Proceeds from offering of Class A common shares, net of offering costs	50,710	-	50,710	-
Proceeds from offering of Series B preferred shares, net of offering costs	1,056	-	1,056	-
Series B Preferred Shares-dividends paid	(784)	(765)	(3,081)	(3,062)
Net cash provided by/(used in) financing activities	$77,746	$(49,182)	$64,108	$(55,166)
Net increase/(decrease) in cash and cash equivalents and restricted cash	49,882	(4,992)	57,564	16,806
Cash and cash equivalents and restricted cash at beginning of the period	97,754	95,064	90,072	73,266
Cash and cash equivalents and restricted cash at end of the period	$147,636	$90,072	$147,636	$90,072
Supplementary Cash Flow Information:
Cash paid for interest	25,536	18,931	70,630	42,390
Cash paid for income taxes	-	26	-	84
Non-cash Investing activities:
Unpaid capitalized expenses	-	(826)	-	(826)
Unpaid drydocking expenses	1,217		3,676
Unpaid vessel additions	3,567	-	1,641	-
Working capital acquired	-	(11,331)	-	(11,331)
Vessels and other intangibles acquired	-	622,925	-	622,925
Debt acquired	-	(509,673)	-	(509,673)
Non-cash financing activities:
Issuance of Class A common shares	-	(23,564)	-	(23,564)
Issuance of Series C preferred shares	-	(101,569)	-	(101,569)
Unpaid offering costs	200	-	200	-

Investor and Media Contacts:
The IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438
Source: Global Ship Lease, Inc.